

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2013

<u>Via E-mail</u>
Mr. Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

> **RE: Inter Parfums, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 11, 2013**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Regulation G, page iv</u>

1.   You indicate that your presentation of the non-GAAP financial information included on pages 35, 38, 48, 50 and 55 represents important supplemental measures of operating performance to investors. Please show us how you will review your future filings to provide the disclosures required by Item 10(e) of Regulation S-K or reference where these disclosures can be found in your filing. In particular, your non-GAAP financial information should be clearly reconciled to the most directly comparable GAAP measure. Your disclosures should also include a detailed statement addressing the specific reasons why management believes that the presentation of the non-GAAP financial information provides useful information to investors.

Management's Discussion and Analysis, page 36

Results of Operations, page 44

2.   Your MD&A does not appear to include an analysis of your financial condition, changes in financial condition and results of operations on a segment basis as required by Item 303(A) of Regulation S-K. We would expect that your discussion of changes in results of operations would address at least some of the material income statement line items that you present in your segment footnote on page F-26. Please either refer us to the section of your filing where this information has been provided or alternatively show us how you will revise your MD&A in future filings accordingly.

Liquidity and Capital Resources, page 50

3.   On page 2, you indicate that your European operations represented 87% of net sales for 2012. Please tell us and revise your future filings to disclose the following:
        • The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented; and
        • Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.
        Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Directors, Executive Officers and Corporate Governance, page 60

Business Experience, page 61

4.   In future filings, please revise each director's biographical information to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 65

General, page 65

5.   Please tell us, and to the extent applicable in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Base Salary, page 67

6.   Please refer to your discussion regarding Mr. Clarke's salary in the middle of page 68. With a view towards future disclosure, please tell us what the sales targets related to Mr. Clarke's commission were and how the actual amount of the commission was calculated. Please refer to Item 402(b)(2)(v) of Regulation S-K.

7.   Please tell us and in future filings disclose the material factors considered by the compensation committee in granting Mr. Greenberg a 5% salary increase, other than it was comparable to his 2011 salary increase.

Long-Term Incentives, page 70

8.   Supplementally, please provide us with insight into the compensation committee's decision making process in determining the size of the option grants received by each of the named executive officers in 2012. Please revise your future filings accordingly.

Financial Statements

Equipment and Leasehold Improvements, page F-19

9.   In future filings, please disclose whether a portion of your depreciation and amortization is included in cost of sales. If depreciation and amortization is not allocated to cost of sales, please remove the gross profit subtotal from your future filings. In addition, please ensure that your disclosures throughout the filing relating to cost of sales indicate that it is exclusive of depreciation and amortization. Refer to SAB 11:B.

Definitive Proxy Statement on Schedule 14A filed on June 11, 2013

Proxy Card

10.   In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to *approve* executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief